UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of January 2014

000-55041
(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street
Kiryat Matalon, P.O. Box 7537
Petach-Tikva 4951778, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On January 13, 2014, Can-Fite BioPharma Ltd. issued a press release announcing that will present new data based on a further analysis of results from its Phase IIb study of CF101 for the treatment of Rheumatoid Arthritis and interim data from its Phase II/III study of CF101 for the treatment of Psoriasis at the OneMedForum San Francisco 2014 conference on Monday, January 13, 2014 and at the Biotech Showcase™ 2014 conference on Tuesday, January 14, 2014. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated January 13, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: January 13, 2014	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer